SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2005

Bayer Aktiengesellschaft
Bayer Corporation*

(Translation of registrant’s name into English)

Bayerwerk, Gebaeude W11
Kaiser-Wilhelm-Allee
51368 Leverkusen
Germany
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑     Form 40-F ☐

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):      N/A

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):      N/A

     Indicate by check mark whether, by furnishing the information contained in this form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐     No ☑

     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):      N/A

* Bayer Corporation is also the name of a wholly-owned subsidiary of the registrant in the United States.

Investor News

Bayer AG
Investor Relations
51368 Leverkusen
Germany
www.investor.bayer.com

Werner Wenning at the Spring Financial News Conference on March 15:

Bayer expects considerable growth in sales and earnings from continuing operations in 2005

•	Adjusted EBIT from continuing operations to increase by some 20 percent

•	Encouraging figures for January and February

•	All subgroups contribute to successful performance in 2004

•	Strategic realignment of the Bayer Group completed

Leverkusen / March 15, 2005 – Following a successful fiscal 2004, the Bayer Group expects considerable growth in sales and earnings from continuing operations in 2005. “We are targeting sales of over EUR 25 billion,” said Management Board Chairman Werner Wenning on Tuesday at the Spring Financial News Conference in Leverkusen. This would correspond to a currency- and portfolio-adjusted growth of more than 5 percent from continuing operations. The Bayer Group is striving for an approximately 20 percent improvement in EBIT from continuing operations before special items, which in 2004 amounted to EUR 2,032 million. “This would be another step toward achieving our medium-term profitability targets,” emphasized Wenning. According to the Bayer CEO, this optimistic outlook for sales and earnings is confirmed by the gratifying business results in the first two months of this year.

Reorganization process bearing fruit

“With the successful stock-market listing of Lanxess, we have largely completed the comprehensive realignment of the Bayer Group, a process that took about three years in all,” Wenning explained. “Bayer now has a new face.” The Bayer Chairman said that the company was heading into the future with its three subgroups Bayer HealthCare, Bayer CropScience and Bayer MaterialScience, supported by the three service companies. “We have achieved the goals we set for ourselves in all three areas – organization, portfolio and cost structures.”

Firstly, the reorganization has been completely implemented following the introduction of a flexible holding company structure. This is not only more transparent for those outside the company, but also encourages an entrepreneurial approach to business. Secondly, the portfolio has been thoroughly realigned, Wenning said. Bayer has shed a large part of its classical chemistry businesses and about one third of its polymers activities in order to concentrate on the three innovation-driven and growth-oriented core businesses of health care, nutrition and high-tech materials.

Thirdly, Bayer has optimized its structures. For instance, since the Aventis CropScience acquisition, Bayer has reduced its net debt by nearly EUR 10 billion. At the end of 2003, impairments totaling almost EUR 2 billion were recognized in the balance sheet, and the company’s competitiveness has been improved through extensive restructuring. Bayer has saved around EUR 2.2 billion since 2002 through a variety of measures, roughly EUR 1 billion of which – or over EUR 100 million more than planned – was achieved last year alone.

“The comprehensive transformation process of the past three years has already yielded considerable success,” Wenning said. Not only has the company’s operating performance improved steadily since the beginning of 2003, the stock market has also rewarded the Bayer Group’s restructuring efforts. Whereas the DAX has risen by 17 percent since Bayer announced its strategic realignment in November 2003, the price of Bayer stock has risen by 34 percent in the same period. This translates into an increase of some EUR 5 billion in market capitalization.

“Bayer is on the road to success – both operationally and strategically,” Wenning said, adding that the company is counting above all on its innovative potential. In 2004 alone, Bayer invested EUR 2.1 billion in research and development – a share of more than 25 percent in total R&D spending by Germany’s chemical and pharmaceutical industry. Not including Lanxess, Bayer plans to invest some EUR 2 billion in research and development in 2005. “We are convinced that the realignment of the Bayer Group allows us to fully exploit the potential of our enterprise,” stressed the Bayer CEO, adding: “And we intend to prove this once again in 2005.”

EBIT before special items improves by 53 percent in 2004

The key data for 2004 contain figures for Lanxess AG, which was spun off on January 28, 2005, and the blood plasma activities earmarked for divestiture. Sales grew by 4 percent to EUR 29.8 billion, due primarily to strong demand in the industrial businesses. Adjusted for the effects of currency translations and portfolio changes, the increase was 9 percent. The operating result (EBIT) before special items advanced by 53 percent to EUR 2.2 billion. This performance was due to a tangible recovery in business and Bayer’s efforts to reduce costs and increase efficiency. Overall, the company more than offset the sharp rise in raw material costs, negative currency effects and the expiration of the U.S. patent for the antibiotic Cipro®. After special items, EBIT improved to EUR 1.8 billion (2003: minus EUR 1.1 billion), while net income rose to EUR 0.6 billion (2003: minus EUR 1.4 billion).

“We are well satisfied with these results, as we considerably exceeded our sales and earnings targets in 2004,” Wenning said. Furthermore, Bayer earned the cost of its capital – including reproduction – for the first time since 2000, and created additional value for its stockholders. To allow the stockholders to participate in this gratifying business performance, the Board of Management and Supervisory Board plan to propose to the Annual Stockholders’ Meeting that the dividend for 2004 be increased to EUR 0.55 (2003: EUR 0.50) per share, thus underscoring their confidence in the future earning power of the realigned Bayer Group.

Considerable earnings growth in all subgroups

All subgroups contributed to the improvement in operating profit in 2004. Sales of Bayer HealthCare declined by 4 percent to EUR 8.5 billion due to the expiration of the patent for Cipro® in the United States and negative currency effects, but increased by 1 percent when adjusted for the effects of currency translation and portfolio changes. Adjusted EBIT rose by 14 percent to more than EUR 1 billion. Positive impulses came from the good performance of Biological Products and the Consumer Care, Diagnostics reporting segment, as well as from further cost savings totaling approximately EUR 360 million.

Wenning expressed his satisfaction with the company’s two most advanced pharmaceutical research projects. Bayer’s cancer drug, the RAF kinase and VEGFR inhibitor BAY 43-9006, is currently in phase III clinical trials for the treatment of kidney cancer. It is planned to launch the product for this indication in 2006. Phase III studies also recently began in patients with advanced liver cancer and Bayer hopes to soon announce the start of phase III testing for skin cancer.

In addition to this innovative cancer product, Bayer also has high hopes for the Factor Xa inhibitor BAY 59-7939 for the prevention and therapy of thrombosis. Wenning emphasized the belief that this substance could achieve annual sales of EUR 1 billion if the trials continue to be successful. The Bayer CEO said the results of two international phase II studies for twice-daily administration have been convincing and enable Bayer to begin phase III testing. Positive dose-ranging data indicate that the product could potentially even be used for a once-daily regimen. Additional phase II studies with a once-daily dose are thus being carried out with the objective of beginning phase III trials in the fourth quarter. Wenning explained that once-daily administration would have considerable advantages both in terms of patient convenience and from a competitive standpoint. “We believe that in this way we can sustainably increase the product’s value,” he said.

Bayer CropScience the global leader in its industry

Sales of Bayer CropScience increased by 3 percent to EUR 5.9 billion in 2004, or by 8 percent when adjusted for currency and portfolio effects. The subgroup thus fulfilled its ambition of becoming the global leader in its industry. Sales in our conventional crop protection business rose to EUR 5 billion. In local currencies, the increase came to 7 percent. All business units played a role in this improvement – especially Fungicides, which saw sales expand by 13 percent in local currencies to EUR 1.3 billion, mainly as a result of efforts to combat Asian rust in soybean crops in Brazil. Adjusted EBIT of Bayer CropScience moved ahead by 23 percent to EUR 522 million. This increase was attributable both to business expansion and to savings of roughly EUR 320 million achieved through performance programs. Earnings were diminished by negative currency effects.

The recovery of Bayer’s industrial businesses was particularly marked. Sales of Bayer MaterialScience grew by 15 percent to EUR 8.6 billion, with the currency- and portfolio-adjusted increase amounting to 21 percent. EBIT before special items nearly doubled to EUR 668 million. This gratifying performance resulted mainly from a significant increase in demand for the company’s polycarbonates and polyurethanes. The performance programs contributed savings of nearly EUR 200 million. As the year progressed, Bayer was increasingly able to raise prices to offset the approximately EUR 440 million rise in raw material costs.

Lanxess also benefited from the strong economy in 2004. Its sales grew by 5 percent – 8 percent on a currency-adjusted basis – to EUR 6.1 billion. EBIT before special items climbed sharply to EUR 173 million (2003: minus EUR 86 million). This was due to the upturn in the economy, along with cost savings and lower depreciation and amortization.

According to Bayer CFO Klaus Kühn, the Bayer Group’s operating result was impacted considerably less by special items than in the previous year. Nonetheless, Bayer recorded net special charges of EUR 436 million in 2004, compared to a level of nearly EUR 2.6 billion in 2003 – mainly resulting from impairment losses. The special items in 2004 related mostly to portfolio changes, for which Bayer spent a total of EUR 171 million. Litigation in connection with Lipobay/Baycol, PPA and antitrust violations in the industrial businesses accounted for a further EUR 159 million. The remaining special items of EUR 106 million comprise mainly an environmental provision along with the restructuring measures already planned at the beginning of the year.

The gross cash flow increased by 12 percent to EUR 3.2 billion, Kühn reported. Working capital increased by EUR 760 million, reflecting the expansion of Bayer’s business and higher raw material costs. As a consequence, net cash flow declined by 26 percent to EUR 2.5 billion.

Net debt reduced to EUR 5.4 billion

“We have continued our stringent cost management,” Kühn continued. “Although we had already paid around EUR 400 million for the acquisition of the Roche OTC business in December 2004, net debt had declined to about EUR 5.4 billion on December 31, some EUR 530 million less than a year before.” The Bayer CFO explained that the balance of the acquisition price for the Roche business had been paid out of liquid assets in early January, as previously announced. Positive effects in 2005 will be the cash inflow from the sale of the plasma business and the assignment of financial liabilities as part of the Lanxess spin-off. All in all Bayer has budgeted for somewhat higher net debt at year-end 2005. “Our medium-term financial strategy remains focused on reducing net debt,” Kühn said, explaining that in the long term, Bayer’s policy will remain geared toward maintaining a credit rating in the “A” range.

Leverkusen, March 15, 2005

Bayer AG, Investor Relations contacts:

Dr. Alexander Rosar (+49-214-30-81013)
Dr. Juergen Beunink (+49-214-30-65742)
Peter Dahlhoff (+49-214-30-33022)
Ute Krippendorf (+49-214-30-33021)
Ilia Kürten (+49-214-30-35426)
Judith Nestmann (+49-214-30-66836)

Forward-looking statements
This news release contains forward-looking statements based on current assumptions and forecasts made by Bayer Group management. Various known and unknown risks, uncertainties and other factors could lead to material differences between the actual future results, financial situation, development or performance of the company and the estimates given here. These factors include those discussed in our public reports filed with the Frankfurt Stock Exchange and with the U.S. Securities and Exchange Commission (including our Form 20-F). The company assumes no liability whatsoever to update these forward-looking statements or to conform them to future events or developments.

SIGNATURE

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Bayer Aktiengesellschaft (Registrant)
By:	/s/ Johannes Dietsch
	Name:	Mr. Johannes Dietsch
	Title:	Head of Finance

By:	/s/ Dr. Armin Buchmeier
	Name:	Dr. Armin Buchmeier
	Title:	Senior Counsel

Date: March 18, 2005